# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: GENERATION INCOME PROPERTIES, INC., CIK 0001651721
CUSIP: 37149D402
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 401 EAST JACKSON STREET, SUITE 3300, TAMPA, Florida (FL), 33602
Date of event which requires filing of this statement: 07/24/2026
Filed by CIK 0001804360
Persons authorized to receive notices and communications: David Sobelman, 401 EAST JACKSON STREET, SUITE 3300, TAMPA, Florida (FL), 33602, 813-448-1234

## Reporting persons
- Sobelman David (CIK 0001804360): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 185,562.77; shared voting power 0; sole dispositive power 185,562.77; shared dispositive power 0; aggregate amount beneficially owned 185,562.77 (15.56% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: GENERATION INCOME PROPERTIES, INC.
Address of issuer's principal executive offices: 401 EAST JACKSON STREET, SUITE 3300, TAMPA, Florida (FL), 33602

## Item 2. Identity and Background
Name of person filing: David Sobelman
Residence or business address: 401 EAST JACKSON STREET, SUITE 3300, TAMPA, FL, 33602
Present principal occupation or employment: Chairman, President, CEO
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On July 24, 2026, Generation Income Properties, Inc., a Maryland corporation (the "Company"), Generation Income Properties, L.P., a Delaware limited partnership and the operating partnership of the Company (the "Operating Partnership"), and the David E. Sobelman Revocable Trust (the "Sobelman Trust"), entered into a Debt Conversion Agreement (the "Debt Conversion Agreement"). Pursuant to the Debt Conversion Agreement, the Operating Partnership and the Sobelman Trust agreed to convert $120,000 of the outstanding debt (the "Converted Debt") owed by the Operating Partnership to the Sobelman Trust under that certain Promissory Note, dated as of May 29, 2025, issued by the Operating Partnership in the original principal amount of $610,000 (the "Note"), into 162,163 shares of common stock, par value $0.01 per share, of the Company (the "Common Stock").

## Item 4. Purpose of Transaction
Purpose of transaction: The purpose was to convert debt into shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
396,160 shares
33.22%
Number of shares as to which each person has sole or shared power to vote or dispose: 396,160
Transactions in the class effected during the past sixty days: On July 24, 2026, the Company, Generation Income Properties, L.P., a Delaware limited partnership and the Operating Partnership, and the Sobelman Trust, entered into the Debt Conversion Agreement. Pursuant to the Debt Conversion Agreement, the Operating Partnership and the Sobelman Trust agreed to convert $120,000 of the Converted Debt owed by the Operating Partnership to the Sobelman Trust under that certain Promissory Note, dated as of May 29, 2025, issued by the Operating Partnership in the original principal amount of the Note, into 162,163 shares of common stock, par value $0.01 per share, of the Common Stock.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- Sobelman David: /s/ David Sobelman, Chairman, President, CEO (07/28/2026)